UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, February 19, 2009 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces its 4Q08 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation Comparisons are relative to the 4Q07, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q08 NET INCOME OF R$ 336 MILLION

Indicators (R$ Million)	4Q08	4Q07	Var.	2008	2007	Var.
Sales within the Concession Area - GWh	12,484	12,205	2.3%	49,033	46,475	5.5%
Captive Market	9,661	9,256	4.4%	37,323	35,245	5.9%
TUSD	2,823	2,949	-4.3%	11,710	11,230	4.3%
Sales in the Free Market - GWh	2,335	2,344	-0.4%	8,904	8,951	-0.5%
Gross Operating Revenue	3,729	3,829	-2.6%	14,372	14,207	1.2%
Net Operating Revenue	2,522	2,628	-4.0%	9,706	9,410	3.1%
EBITDA	699	781	-10.5%	2,808	3,345	-16.1%
EBITDA Margin	27.7%	29.7%	-2.0%	28.9%	35.5%	-6.6%
Net Income	336	370	-9.3%	1,276	1,641	-22.2%
Net Income per Share - R$	0.70	0.77	-9.3%	2.66	3.42	-22.2%
Investments	373	268	39.2%	1,178	1,133	4.0%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

4Q08 HIGHLIGHTS

• Growth of 4.4% in energy sales to the captive market and of 2.3% in sales within the concession area;
• Gross operating revenue of R$ 3.7 billion in 4Q08 and of R$ 14.4 billion in 2008;
• Commercial start-up of the first turbine of the 14 de Julho Hydroelectric Plant (Ceran Complex) on December 25, 2008;
• Increase of 10.4% in the average daily trading volume of CPFL Energia’s shares in 2008, over 2007, reaching R$ 36.0 million; • CPFL Energia’s shares price fell by 3.4% in 2008, versus a 11.6%decline in the IEE and a 41.2% downturn by the Ibovespa;

• CPFL Energia’s shares were maintained in the following indexes:

  ISE (the Bovespa’s Corporate Sustainability Index) - for the fourth consecutive year;
  Ibovespa and IBrX-50 (Bovespa) and MSCI (Morgan Stanley Capital International) - since 2007.

Conference Call with Simultaneous Translation into English		Investor Relations
(Bilingual Q&A)		Department

•	Thursday March 05, 2009 – 11:00 am (SP), 09:00 am (EST)	55-19-3756-6083
	Portuguese: 55-11-4688-6301 (Brazil)	ri@cpfl.com.br
	English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)	www.cpfl.com.br/ir
•	Webcast: www.cpfl.com.br/ir

4Q08 Results | February 19th, 2009

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2) TUSD by Distributor	4
1.3) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.2) Cost of Electric Power	6
2.3) Operating Costs and Expenses	7
2.4) EBITDA	7
2.5) Financial Result	7
2.6) Net Income	8
2.7) Impact of the Law No. 11,638/07 and the Provisional Measure No. 449/08	9

3) DEBT	9
3.1) Financial Debt (Including Derivatives)	9
3.2) Total Debt	11
3.3) Adjusted Net Debt	12

4) INVESTMENTS	12

5) CASH FLOW	13

6) DIVIDENDS	14

7) STOCK MARKET	15
7.1) Share Performance	15
7.2) Ratings	16

8) CORPORATE GOVERNANCE	16

9) SHAREHOLDERS STRUCTURE	18

10) PERFORMANCE OF THE BUSINESS SEGMENTS	19
10.1) Distribution Segment	19
10.1.1) Economic-Financial Performance	19
10.1.2) Tariff Adjustment	22
10.1.2.1) CPFL Piratininga	22
10.1.3) Tariff Adjustment	24
10.2) Commercialization Segment	25
10.3) Generation Segment	26

11) ATTACHMENTS	29
11.1) Sales to the Captive Market per Distributor (in GWh)	29
11.2) Financial Performance – Distributors	30
11.3) Statement of Assets – CPFL Energia	32
11.4) Statement of Liabilities – CPFL Energia	33
11.5) Income Statement – CPFL Energia	34
11.6) Income Statement – Consolidated Distribution Segment	35
11.7) Income Statement – Consolidated Generation Segment	36

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1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 4Q08, sales within the concession area, achieved by the distribution segment, totaled 12,484 GWh, an increase of 2.3% .

Sales within the Concession Area - GWh

	4Q08	4Q07	Var.	2008	2007	Var.
Captive Market	9,661	9,256	4.4%	37,323	35,245	5.9%
TUSD	2,823	2,949	-4.3%	11,710	11,230	4.3%

Total	12,484	12,206	2.3%	49,033	46,475	5.5%

Sales to the captive market moved up by 4.4% to 9,661 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), fell by 4.3% to 2,823 GWh, due to the decline in industrial consumption at the end of 2008.

1.1.1) Sales to the Captive Market

Captive Market - GWh

	4Q08	4Q07	Var.	2008	2007	Var.
Residential	2,996	2,773	8.0%	11,649	10,766	8.2%
Industrial	3,051	3,003	1.6%	11,931	11,401	4.7%
Commercial	1,815	1,698	6.9%	6,853	6,437	6.5%
Others	1,800	1,781	1.0%	6,890	6,641	3.8%

Total	9,661	9,256	4.4%	37,323	35,245	5.9%

Note: The captive market sales by distributor tables are attached to this report in item 11.1.

In the captive market, emphasis is given to the growth of the residential (8.0%), industrial (1.6%) and commercial (6.9%) classes, which jointly accounted for 81.4% of total consumption by the distributors’ captive consumers.

• Residential and commercial classes: up by 8.0% and 6.9%, respectively. Commercial class performance was favored by the maintenance of the bulk of wages and credit availability at high levels. These factors, combined with the reduction in home appliance prices, fueled the expansion of the residential class consumption. The transfer of certain rural customers to the residential segment also contributed to the increase;

• Industrial class: up by 1.6%, due to the strong expansion of domestic market consumption, offset by the migration of captive customers to the free market, especially the migration of the so-called “special customers”, whose contracted demand is more than 500 kW and who are eligible to purchase energy from alternative generation sources, e.g. biomass and small hydroelectric power plants. This variation was also affected by the international financial crisis as of November.

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1.1.2) Sales by Consumer Class – Captive Market

1.2) TUSD by Distributor

TUSD by Distributor (GWh)

	4Q08	4Q07	Var.	2008	2007	Var.
CPFL Paulista	1,375	1,444	-4.8%	5,743	5,569	3.1%
CPFL Piratininga	1,199	1,253	-4.3%	4,924	4,788	2.8%
RGE	207	209	-1.0%	884	784	12.8%
CPFL Santa Cruz	6	5	25.5%	21	18	15.7%
CPFL Jaguariúna	36	37	-4.3%	137	137(1)	-0.3%

Total	2,823	2,949	-4.3%	11,710	11,296	3.7%

Note: (1) The TUSD volume of CPFL Jaguariúna is considered in CPFL Energia’s consolidated data as of July/2007, as shown in the table in item 1.1. (CPFL Jaguariúna’s TUSD volume in 2007 = 137 GWh, comprising 67 GWh between January and June and 70 GWh between July and December).

1.3) Sales to the Free Market

Free Market - GWh
	4Q08	4Q07	Var.	2008	2007	Var.
Total	2,335	2,344	-0.4%	8,904	8,951	-0.5%

Free market sales via the commercialization segment decreased by 0.4% due to the stagnation in CPFL Brasil’s customer portfolio.

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2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)

	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	3,729,467	3,829,404	-2.6%	14,371,913	14,207,384	1.2%
Net Operating Revenues	2,521,873	2,628,307	-4.0%	9,705,808	9,409,535	3.1%
Cost of Electric Power	(1,495,383)	(1,320,107)	13.3%	(5,691,460)	(4,755,061)	19.7%
Operating Costs & Expenses	(443,508)	(656,314)	-32.4%	(1,678,328)	(1,807,218)	-7.1%
EBIT	582,982	651,886	-10.6%	2,336,020	2,847,256	-18.0%

EBITDA	699,356	780,994	-10.5%	2,807,765	3,344,888	-16.1%

Financial Income (Expense)	(132,703)	(93,963)	41.2%	(414,321)	(374,847)	10.5%
Income Before Taxes	450,279	557,923	-19.3%	1,921,699	2,472,409	-22.3%

NET INCOME	335,525	369,913	-9.3%	1,275,692	1,640,727	-22.2%

EPS - R$	0.70	0.77	-9.3%	2.66	3.42	-22.2%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

2.1) Operating Revenue

Gross operating revenue in 4Q08 fell by 2.6% (R$ 100 million) to R$ 3,729 million, while net operating revenue declined by 4.0% (R$ 106 million) to R$ 2,522 million.

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, mentioned on next page, the gross operating revenue in 4Q08 would have been R$ 3,746 million, a reduction of 2.2% (R$ 83 million), while the net operating revenue would have been R$ 2,537 million, a reduction of 3.5% (R$ 91 million).

The reduction in operating revenue was due to:

• The distributors’ tariff revision:

  CPFL Piratininga (-10.11%), effective as of October 23, 2007;
  CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), effective as of February 3, 2008;
  CPFL Paulista (-13.61%), effective as of April 8, 2008.

• A 20.7% decline (R$ 95 million) in other revenue due to the following factors:

  Write-off of free energy liabilities of R$ 189 million in 4Q07 (R$ 136 million in CPFL Paulista and R$ 53 million in CPFL Piratininga) due to the end of the RTE charge. This was a non-recurring effect that increased revenue in 4Q07, while the asset write-off was recorded as an offsetting item against “other operating expenses” and the liability write-off as an offsetting item against “other operating revenue”, with no impact on net income.

The decline in other revenue was partially offset by:

  Increase of R$ 97 million in TUSD revenue chiefly due to the transfer of amounts related to the CUSDg, from AES Tietê to Cteep (R$ 110 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and “financial expenses”, generating a positive impact of R$ 11 million in the result, due to the booking of contingent liabilities related to the period between August 2004 and April 2005.

• Reversal of RGE revenue, in the net amount of R$ 24 million (R$ 26 million including taxes), for the period between April and December 2008, related to the adjustment of the company’s remuneration base. Aneel stablished, on a provisional basis, the result of RGE’s second tariff revision, pending the definition of its remuneration base. As a result of the discussions and the numbers released by Aneel, RGE adopted a conservative approach and opted to recognize provisions (reversal of revenue) in the 2008 financial statements.

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The decline in operating revenue was partially offset by:

• RGE’s tariff revision (+4.77%), effective as of April 19, 2008;

• CPFL Piratininga’s tariff adjustment (+16.54%), effective as of October 23, 2008;

• Increase of 2.3% in sales within the concession area, chiefly due to organic growth in the region;

• The net effect of RTE charge to compensate the 2001 Parcel A (R$ 28 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income;

• The 44.5% increase (R$ 88 million) in electric power supply revenue, mainly due to the R$ 91 million rise in revenue from other concessionaires/licensees, caused by the 47.7% increase in energy sales volume due to the performance of the commercialization segment.

In 2008, gross operating revenue grew by 1.2% (R$ 165 million) to R$ 14,372 million, while net operating revenue moved up by 3.1% (R$ 296 million) to R$ 9,706 million.

2.2) Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 13.3% (R$ 175 million) to R$ 1,495 million in 4Q08:

• The cost of electric power purchased for resale in 4Q08 increased by R$ 44 million, or 3.9%, to R$ 1,190 million, mainly due to:
(i) A 14.2% (R$ 167 million) increment in the cost of energy purchased in the regulated and free markets;
(i) An increase resulting from the amortization of 2001 Parcel A, related to purchased energy (R$ 24 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income;
Partially offsetting:
(i) The upturn in PIS and COFINS credits on energy purchases (R$ 16 million);
(ii) Regulatory assets/liabilities effects and CVA amortization and deferral effects (R$ 134 million). These effects have no impact on net income.
• Charges for the use of the transmission and distribution systems totaled R$ 306 million in 4Q08, an increase of 75.1% (R$ 131 million), chiefly due to:
(i) Transfer of the amounts related to the CUSDg from AES Tietê to Cteep (R$ 98 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and the “financial expenses”, generating a positive impact of R$ 11 million on net income, due to the booking of contingent liabilities related to the period between August 2004 and April 2005;
(ii) An increase resulting from the amortization of 2001 Parcel A, related to the charges (R$ 4 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

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2.3) Operating Costs and Expenses

Operating costs and expenses fell by 32.4% (R$ 213 million) to R$ 444 million in 4Q08. This reduction chiefly due to the write-off of free energy liabilities of R$ 189 million in 4Q07 (R$ 136 million in CPFL Paulista and R$ 53 million in CPFL Piratininga), due to the end of the RTE charge. This was a non-recurring effect that increased revenue in 4Q07, while the asset write-off was recorded as an offsetting item against “other operating expenses” and the liability write-off as an offsetting item against “other operating revenue”, with no impact on the result.

Excluding the null and non-recurring effect of the write-off of CPFL Paulista and CPFL Piratininga’s free energy assets in 4Q07, operating costs and expenses would have fallen by 5.1% (R$ 24 million).

The main factors behind the reduction in operating costs and expenses were:

• The Private Pension Fund item, which represented revenue of R$ 21 million in 4Q08, versus R$ 9 million in 4Q07, causing a R$ 12 million revenue reduction. This variance is due to the impacts from the expected earnings of the actuary assets and liabilities, according to Resolution CVM No. 371/00, as defined on the Actuary Report;
• The PMSO item, which fell by 3.4% (R$ 11 million) in 4Q08, after excluding the non-recurring effect related to the write-off of the free energy asset. The main reasons behind this decline are:
(i) Material expenses, which reduced 9.6% (R$ 2 million), mostly due to the renegotiation of contracts with suppliers;
(ii) The 23.6% (R$ 21 million) decline in other operating costs and expenses chiefly due to:

  Reduction in provisions for doubtful debts (R$ 10 million) in the subsidiaries CPFL Paulista (R$ 4 million), CPFL Piratininga (R$ 4 million) and RGE (R$ 2 million);
  Decline in advertising expenses (R$ 6 million), in the holding company (R$ 3 million) and the subsidiaries CPFL Paulista (R$ 2 million) and CPFL Piratininga (approximately R$ 1 million).

The reduction in PMSO was partially offset by:

(i) The 9.8% (R$ 12 million) upturn in personnel expenses, chiefly due to the R$ 7 million increase in CPFL Paulista, R$ 2 million increase in CPFL Geração and R$ 1 million increase in CPFL Piratininga, in turn caused, among other factors, by the pay rises associated with the 2008 collective bargaining agreement.

2.4) EBITDA

Based on the described factors, CPFL Energia’s 4Q08 EBITDA fell by 10.5% or R$ 82 million to R$ 699 million.

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, the EBITDA in 4Q08 would have been R$ 714 million, a reduction of 8.5% (R$ 67 million).

In 2008, EBITDA fell by 16.1% or R$ 537 million, to R$ 2,808 million.

2.5) Financial Result

The 4Q08 financial result was a net expense of R$ 133 million, 41.2% (R$ 39 million) higher than the R$ 94 million recorded in 4Q07, thanks to:

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• Financial Expenses: increase of 37.8% (R$ 74 million), from R$ 196 million in the 4Q07 to R$ 270 million in 4Q08, mainly due to:
(i) A R$ 52 million increase in the monetary and foreign exchange updates item, chiefly as a result of:

  Enercan’s debts with the IDB and the BNDES indexed to the dollar and a currency basket, respectively, which moved up by 21% in 4Q08, versus a 3.5% decline in 4Q07 (R$ 33 million);
  CPFL Paulista's foreign-currency debt (R$ 26 million).
  The increase in monetary and foreign exchange updates was partially offset by the reduction in CPFL Energia’s debt.

(ii) A R$ 39 million increase in debt charges, due to new funding and the increase in the debt indices (IGP-M, IGP-DI and CDI).

The increase in financial expenses was partially offset by the following factor:

(i) A R$ 23 million reduction in banking expenses, mainly due to the elimination of the CPMF financial transaction tax.

• Financial Revenue: increase of 34.5% (R$ 35 million), from R$ 102 million in 4Q07 to R$ 137 million in 4Q08, mainly due to the upturn in monetary and foreign exchange updates (R$ 30 million) and the write-up of judicial deposits (R$ 8 million).

2.6) Net Income

Net income in 4Q08 totaled R$ 336 million, a reduction of 9.3% (R$ 34 million), while net income per share came to R$ 0.70.

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, the net income in 4Q08 would have been R$ 345 million, a reduction of 6.6% (R$ 24 million).

Annual net income came to R$ 1,276 million, a reduction of 22.2% (R$ 365 million) and net income per share was R$ 2.66.

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2.7) Impact of the Law No. 11,638/07 and the Provisional Measure No. 449/08

The impact of Law No. 11,638/07 on CPFL Energia’s net income was negligible (R$ 4 million), given that the main alterations occurred between lines.

• Main adjustments:

  Recognition of the fair value of certain financial instruments (derivatives and others).

• Reclassifications:

  The application of technical pronouncement CPC 04 – Intangible Assets, with the grouping of goodwill amortizations into a single line, under “operating expenses”;
  From “non-operating result” to “other operating expenses”.

Impacts of the Law No. 11,638/07 and the Provisional Measure No. 449/08 (R$ million)

	2008	2007

Net Income before the effects of Law No. 11,638/07	1,280	1,643
Reclassifications of Law No. 11,638/07
(+) Financial Expenses - Goodwill Amortization	154	144
(-) Operating Expenses - Goodwill Amortization	(154)	(144)
(+) Non-operating Result	27	31
(-) Other Operating Expanses	(27)	(31)
Adjustments of Law No. 11,638/07	(6)	(4)
Impact of income tax and social contribution on adjustments	2	1

Net Income	1,276	1,641

3) DEBT

3.1) Financial Debt (Including Derivatives)

CPFL Energia’s financial debt (including derivatives) increased by 5.7% to R$ 6,793 million in 4Q08. The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 189 million, with the following highlights:

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(i) Funding, net of amortizations, obtained by Foz do Chapecó (R$ 113 million) and Ceran (R$ 55 million);
(ii) Funding, net of amortizations, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração, totaling R$ 276 million;
(iii) Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 154 million).
• CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 41 million, with the following highlights:
(i) RGE’s R$ 380 million debenture issue and CPFL Piratininga’s R$ 100 million debenture issue, for debt rollover;
(ii) Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 199 million;
(iii) Amortization of working capital funding by RGE, totaling R$ 175 million;
(iv) Amortizations, net of funding, of BNDES financing for CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 29 million.
• The impact of the foreign exchange variation on foreign-currency debt, net of the variation in the derivative balance, totaling R$ 45 million.

Financial Debt - 4Q08 (R$ Thousands)

	Charges		Principal			Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	128	-	10,108	20,868	10,236	20,868	31,104
BNDES - Investment	7,542	31,228	240,638	2,069,314	248,180	2,100,542	2,348,722
BNDES - Income Assets	30	-	194	3,356	224	3,356	3,580
Furnas Centrais Elétricas S.A.	1,158	-	93,666	46,833	94,824	46,833	141,657
Financial Institutions	2,348	-	37,460	162,225	39,808	162,225	202,033
Others	516	-	28,525	36,826	29,041	36,826	65,867

Subtotal	11,722	31,228	410,591	2,339,422	422,313	2,370,650	2,792,963

Foreign Currency
IDB	541	-	4,500	73,862	5,041	73,862	78,903
Financial Institutions	16,818	42,876	108,076	1,423,598	124,894	1,466,474	1,591,368

Subtotal	17,359	42,876	112,576	1,497,460	129,935	1,540,336	1,670,271

Debentures
CPFL Energia	20,047	-	-	450,000	20,047	450,000	470,047
CPFL Paulista	24,119	-	290,279	640,000	314,398	640,000	954,398
CPFL Piratininga	30,655	-	-	500,000	30,655	500,000	530,655
RGE	25,584	-	205,703	406,200	231,287	406,200	637,487
SEMESA	645	-	80,930	-	81,575	-	81,575
BAESA	1,062	-	3,164	30,690	4,226	30,690	34,916

Subtotal	102,112	-	580,076	2,026,890	682,188	2,026,890	2,709,078

Financial Debt	131,193	74,104	1,103,243	5,863,772	1,234,436	5,937,876	7,172,312

Derivatives	-	-	-	-	16,923	(395,914)	(378,991)

Financial Debt Including Derivatives	-	-	-	-	1,251,359	5,541,962	6,793,321
Percentage on total (%)	-	-	-	-	18.4%	81.6%	100%

With regard to financial debt, it is worth noting that R$ 5,542 million (81.6% of the total) is considered long-term, and R$ 1,251 million (18.4% of the total) is considered short-term.

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3.2) Total Debt

Total debt, comprising financial debt, derivatives (asset/liability) and debt with the private pension fund, amounted to R$ 7,346 million in 4Q08, growth of 2.7% . The debt recorded an increase in nominal terms, with the average cost rising from12.1% p.a. in 2007 to 13.9% p.a. in 2008, due to the upturn in the CDI interbank rate (from 11.9% to 12.4%) and the IGP-M inflationary index (from 7.8% to 9.8%) (annual accrued rates).

As a result of the funding operations and amortizations, there was a change in the debt profile, with an increase in the CDI-pegged portion (from 50.9%, in the 4Q07, to 55.9%, in the 4Q08) and the TJLP-indexed portion (from 29.2%, in the 4Q07, to 29.8%, in the 4Q08), and a decrease in the portion tied to the IGPM/IGP-DI (from 15.8%, in the 4Q07, to 12.3%, in the 4Q08).

The foreign-currency debt would have come to 23.3% of the total if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is only 2.0% and all of this possesses a natural hedge (revenue with foreign exchange component).

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3.3) Adjusted Net Debt

R$ Thousands	4Q08	4Q07	Var.
Total Debt (1)	(6,930,913)	(6,777,307)	2.3%
(+) Regulatory Asset/(Liability)	542,997	572,847	-5.2%
(+) Available Funds	737,847	1,106,308	-33.3%

(=) Adjusted Net Debt	(5,650,069)	(5,098,152)	10.8%

Note: (1) Total Debt net of judicial deposit related to the income tax of CPFL Paulista (in the amount of R$ 415 million for 4Q08 and in the amount of R$ 373 million for 4Q07).

In 4Q08, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 5,650 million, an upturn of 10.8% (R$ 552 million).

The Company closed 4Q08 with a Net Debt / EBITDA ratio of 2,01x. Excluding the balance of Ceran debt and EBITDA (related to 14 de Julho Hydroelectric Plant), which has not generated relevant net income in 2008, and the balance of Foz fo Chapecó Energia debt (related to Foz do Chapecó Hydroelectric Plant), which has not started generating net income to CPFL group, the Net Debt / EBITDA would be of 1.76x.

4) INVESTMENTS

In 4Q08, R$ 373 million was invested in business maintenance and expansion, of which R$ 220 million in distribution and R$ 153 million in generation. As result, CPFL Energia’s investments totaled R$ 1,178 million in 2008.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the ongoing construction projects: 14 de Julho Hydroelectric Plant (Ceran Complex) and Foz do Chapecó Hydroelectric Plant.

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5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

2008

Beginning Balance	1,106,308

Net Income Including Social Contribution and Income Tax	1,911,930

Depreciation and Amortization	564,924
Interest on Debts and Monetary and Foreign Exchange Restatements	672,297
Suppliers	199,478
Income Tax and Social Contribution Paid	(749,127)
Deferred Tariff Gains Variations	(91,777)
Interest on Debts Paid	(544,381)
Other Adjustments	(86,075)

(34,661)

Total Operating Activities	1,877,269

Investment Activities
Acquisition of Property, Plant and Equipment and Intangibles	(1,177,904)
Others	153,492

Total Investment Activities	(1,024,412)

Financing Activities
Loans and Debentures	2,171,535
Principal Amortization of Loans and Debentures	(2,073,543)
Dividends Paid	(1,323,483)
Others	4,173

Total Financing Activities	(1,221,318)

Cash Flow Generation	(368,461)

Ending Balance - 12/31/2008	737,847

The cash flow balance closed 2008 at R$ 738 million, 33.3% (R$ 368 million) down on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

• Cash increase:

(i) Cash from operating activities in the amount of R$ 1,877 million;

(ii) Funds from loans and debentures, which exceeded amortizations by R$ 98 million.

• Cash decrease:

(iii) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 1,178 million (detailed in item 4, “Investments”);

(iv) Dividend payments related to the 2H07 and 1H08 in the amount of R$ 1,323 million.

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6) DIVIDENDS

The Board of Directors proposed the payment of R$ 1,208(1) million in dividends to holders of common shares traded on the São Paulo Stock Exchange (Bovespa). This amount corresponds to annual net income after the constitution of the legal reserve (5%) and corresponds to R$ 2.516469355 per share.

Excluding R$ 602 million paid in the 1H08, the balance due is R$ 606 million, equivalent to R$ 1.262952547 per share.

CPFL Energia's Dividend Yield
	2H06	1H07	2H07	1H08	2H08

Dividend Yield - last 12 months (2)	9.6%	10.9%	9.7%	7.6%	7.3%

Notes:
(1) Net of R$ 4.3 million related to the application of Law No. 11,638/07 and Provisional Measure No. 449/08;
(2) Based on the average share price in the period.

The 2H08 dividend yield, calculated on the average share price in the period (R$ 33.38) is 7.3% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

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7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 28.2%, is listed on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

In 2008, CPFL Energia’s shares depreciated by 3.4% on the Bovespa and by 25.6% on the NYSE closing the year priced at R$ 30.15 per share and US$ 39.07 per ADR, respectively.

The daily trading volume in 2008 averaged R$ 36.0 million, of which R$ 17.2 million on the Bovespa and R$ 18.8 million on the NYSE, 10.4% up on 2007. The number of trades on the Bovespa increased by 24.3%, rising from a daily average of 738, in 2007, to 918, in 2008.

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7.2) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2008	2007	2006	2005
Standard & Poor's	Rating Outlook	brAA+ Stable	brAA- Stable	brA+ Positive	brA Positive

Fitch Ratings	Rating Outlook	AA (bra) Positive	AA (bra) Stable	A+ (bra) Stable	A- (bra) Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the São Paulo Stock Exchange and its Level III ADRs are traded on the New York Stock Exchange. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Company’s Board of Directors and Board of Executive Officers is to protect and value CPFL Energia’s assets, pursuant to the Bylaws, representing the interests of the shareholders and other agents with whom the Company interacts.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. The Board is composed of one independent member and six members nominated by the controlling shareholders with a one-year term of office, re-election being permitted. It normally meets once a month but may be convened whenever necessary. It also elects a Chairman and Vice-Chairman from among its members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three permanent committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc committees are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Board comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC).

Members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors.

The Board of Executive Officers comprises seven executive officers with a two-year term and the possibility of re-election.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the other statutory officers. All the officers also occupy executive positions in the subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company.

The names of the members of the Board of Directors, Committees, Fiscal Board and Board of Executive Officers are available on the Company’s website at www.cpfl.com.br/ri.

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Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the São Paulo Stock Exchange’s Market Arbitration Chamber, pursuant to the article 44 of the Company’s Bylaws.

2008 Highlights

• Adoption of the Shareholders’ Meeting Participation Manual;

• Awarded a corporate governance AA+ rating by Austin Rating;

• Elected as the company with best corporate governance in Latin America by Latin Finance Magazine and the consulting firm, Management & Excellence;

• First Brazilian company to receive the Client Leadership Award from the International Finance Corporation (IFC);

• Participated as a member the Companies Circle in the Latin American Corporate Governance Roundtable held by the OECD, the IFC and the World Bank in Mexico City;

• Created the position of Vice-President of Administration;

• Created the Risk Department, subordinate to the CEO.

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9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Note: (1) Includes 0.2% of others.

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)

	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	3,314,745	3,454,064	-4.0%	12,820,039	12,979,547	-1.2%
Net Operating Revenues	2,168,628	2,317,250	-6.4%	8,388,881	8,382,098	0.1%
Cost of Electric Power	(1,446,637)	(1,269,615)	13.9%	(5,486,686)	(4,766,623)	15.1%
Operating Costs & Expenses	(328,938)	(539,405)	-39.0%	(1,236,390)	(1,427,424)	-13.4%
EBIT	393,053	508,230	-22.7%	1,665,805	2,188,051	-23.9%

EBITDA	452,853	583,975	-22.5%	1,911,096	2,472,331	-22.7%

Financial Income (Expense)	(113,654)	(122,664)	-7.3%	(272,847)	(281,533)	-3.1%
Income Before Taxes	279,399	385,566	-27.5%	1,392,958	1,906,518	-26.9%

NET INCOME	248,348	341,038	-27.2%	1,045,490	1,378,688	-24.2%

Notes:
(1) Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.
(2) The distributors’ financial performance tables are attached to this report in item 11.2.

Operating Revenue

Gross operating revenue in 4Q08 fell by 4.0% (R$ 139 million) to R$ 3,315 million, while net operating revenue declined by 6.4% (R$ 149 million) to R$ 2,169 million.

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, mentioned on next page, the gross operating revenue in 4Q08 would have been R$ 3,331 million, a reduction of 3,6% (R$ 123 million), while the net operating revenue would have been R$ 2,184 million, a reduction of 5,8% (R$ 134 million).

The reduction in operating revenue was due to the following factors:

• The distributors’ tariff revision:

  • CPFL Piratininga (-10.11%), effective as of October 23, 2007;

  • CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5,65%), effective as of February 3, 2008;

  • CPFL Paulista (-13.61%), effective as of April 8, 2008.

• A 16.9% decline (R$ 70 million) in other revenue, due to the following factors:

  • Write-off of free energy liabilities of R$ 189 million in 4Q07 (R$ 136 million in CPFL Paulista and R$ 53 million in CPFL Piratininga) due to the end of the RTE charge. This was a non-recurring effect that increased revenue in 4Q07, while the asset write-off was recorded as an offsetting item against “other operating expenses” and the liability write-off as an offsetting item against “other operating revenue”, with no impact on net income.

The decline in other revenue was partially offset by:

  • Increase of R$ 97 million in TUSD revenue chiefly due to the transfer of amounts related to the CUSDg, from AES Tietê to Cteep (R$ 110 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and “financial expenses”, generating a positive impact of R$ 11 million in the result, due to the booking of contingent liabilities related to the period between August 2004 and April 2005.

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• Reversal of RGE revenue, in the net amount of R$ 24 million (R$ 26 million including taxes), for the period between April and December 2008, related to the adjustment of the company’s remuneration base. Aneel stablished, on a provisional basis, the result of RGE’s second tariff revision, pending the definition of its remuneration base. As a result of the discussions and the numbers released by Aneel, RGE adopted a conservative approach and opted to recognize provisions (reversal of revenue) in the 2008 financial statements.

The decline in operating revenue was partially offset by:

• RGE’s tariff revision (+4.77%), effective as of April 19, 2008;

• CPFL Piratininga’s tariff adjustment (+16.54%), effective as of October 23, 2008;

• Increase of 2.3% in sales within the concession area, chiefly due to organic growth in the region;

• The net effect of RTE charge to compensate the 2001 Parcel A (R$ 28 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

In 2008, gross operating revenue fell by 1.2% (R$ 160 million) to R$ 12,820 million, while net operating revenue moved up by 0.1% (R$ 7 million) to R$ 8,389 million.

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the transmission and distribution systems, increased by 13.9% (R$ 177 million) to R$ 1,447 million in 4Q08:

• The cost of electric power purchased for resale in 4Q08 climbed by R$ 47 million, or 4.3%, to R$ 1,148 million, mainly due to:

(i) Increase in the cost of energy purchased in the regulated market;

(ii) An increase resulting from the amortization of 2001 Parcel A, related to purchased energy (R$ 24 million). The amortization of Parcel A affected the revenue account, as well as deductions from revenue and expenses, but had no impact on net income.

Partially offsetting:

(i) Increase in PIS and COFINS credits on energy purchases;

(ii) Regulatory assets/liabilities effects and CVA amortization and deferral effects (R$ 134 million). These effects have no impact on net income.

• Charges for the use of the transmission and distribution systems totaled R$ 299 million in 4Q08, an increase of 76.7% (R$ 130 million), chiefly due to:

(i) Transfer of the amounts related to the CUSDg from AES Tietê to Cteep (R$ 98 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and the “financial expenses”, generating a positive impact of R$ 11 million on net income, due to the booking of contingent liabilities related to the period between August 2004 and April 2005;

(ii) An increase resulting from the amortization of 2001 Parcel A, related to the charges (R$ 4 million). The amortization of Parcel A affected the revenue, the deductions from revenue and the expenses, but had no impact on net income.

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Operating Costs and Expenses

Operating costs and expenses fell by 39.0% (R$ 210 million) to R$ 329 million in 4Q08, mostly due to the reduction of 79.7% (R$ 204 million) in other operating costs and expenses. This reduction chiefly due to the write-off of free energy liabilities of R$ 189 million in 4Q07 (R$ 136 million in CPFL Paulista and R$ 53 million in CPFL Piratininga), due to the end of the RTE charge. This was a non-recurring effect that increased revenue in 4Q07, while the asset write-off was recorded as an offsetting item against “other operating expenses” and the liability write-off as an offsetting item against “other operating revenue”, with no impact on the result.

Excluding the null and non-recurring effect of the write-off of CPFL Paulista and CPFL Piratininga’s free energy liabilities in the 4Q07, operating costs and expenses would have fallen by 6.2% (R$ 22 million) in 4Q08.

The main factors behind the reduction in operating costs and expenses were:

• The Private Pension Fund item, which represented revenue of R$ 21 million in 4Q08, versus R$ 9 million in 4Q07, causing a R$ 12 million revenue reduction. This variance is due to the impacts from the expected earnings of the actuary assets and liabilities, according to Resolution CVM No. 371/00, as defined on the Actuary Report;

• The PMSO item, which fell by 2.1% (R$ 6 million) in 4Q08, after excluding the non-recurring effect related to the write-off of the free energy asset. The main reasons behind this decline are:

(i) Material expenses, which reduced 12.3% (R$ 2 million), due mostly to the renegotiation of contracts with suppliers;

(ii) The 22.7% (R$ 15 million) decline in other operating costs and expenses chiefly due to:

• Reduction in provisions for doubtful debts (R$ 10 million) in the subsidiaries CPFL Paulista (R$ 4 million), CPFL Piratininga (R$ 4 million) and RGE (R$ 2 million);
• Decline in advertising expenses (R$ 3 million) in the subsidiaries CPFL Paulista (R$ 2 million) and CPFL Piratininga (approximately R$ 1 million).

The reduction in PMSO was partially offset by:

(i) The 6.1% (R$ 7 million) upturn in personnel expenses, chiefly due to the increase in CPFL Paulista (R$ 7 million) and CPFL Piratininga (approximately R$ 1 million), in turn caused, among other factors, by the pay rises associated with the 2008 collective bargaining agreement.

EBITDA

Based on the described factors, 4Q08 EBITDA totaled R$ 453 million, down by 22.5% (R$ 131 million).

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, the EBITDA in 4Q08 would have been R$ 468 million, a reduction of 19.9% (R$ 116 million).

Annual EBITDA stood at R$ 1,911 million, a reduction of 22.7% (R$ 561 million).

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Financial Result

The 4Q08 financial result was a net expense of R$ 114 million, 7.3% (R$ 9 million) lower than the R$ 123 million recorded in 4Q07, thanks to:

• Financial Expenses: increase of 36.4% (R$ 45 million), from R$ 123 million in 4Q07 to R$ 168 million in 4Q08, mainly due to:

(i) The increase in monetary and foreign exchange updates;

(ii) The increase in debt charges due to new funding and the increase in the debt indices (IGP-M, IGP-DI and CDI).

The increase in financial expenses was partially offset by the reduction in banking expenses, mainly due to the elimination of the CPMF financial transaction tax.

• Interest on equity, totaling R$ 62 million, versus R$ 87 million in 4Q07;

• Financial Revenue: increase of 33.9% (R$ 30 million), from R$ 87 million in 4Q07 to R$ 117 million in 4Q08, mainly due to the upturn in monetary and foreign exchange updates and the write-up of judicial deposits.

Net Income

Net Income in 4Q08 totaled R$ 248 million, a reduction of 27.2% (R$ 93 million).

Discounting the non-recurring event (reduction of April to September 2008 revenue), related to the adjustment of RGE remuneration base, the net income in 4Q08 would have been R$ 258 million, a reduction of 24.3% (R$ 83 million).

Annual net income came to R$ 1,045 million, a reduction of 24.2% (R$ 333 million).

10.1.2) Tariff Adjustment

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011

CPFL Santa Cruz	Each 4 years	February 2012

CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012

CPFL Paulista	Each 5 years	April 2013

RGE	Each 5 years	April 2013

Change in the Provisional Index of the Second Periodic Tariff Revision

10.1.2.1) CPFL Piratininga

On October 21, 2008, Aneel, through Resolution No. 716, altered the provisional index of CPFL Piratininga’s second Periodic Tariff Revision (2007) due to the provisional adoption of one of the methodological improvements submitted to Public Hearing AP 52/2007, regarding the increase in the percentage of unrecoverable revenue, from 0.5% to 0.6% . In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel with the second Tariff Revision cycle. As a result, the tariff repositioning was altered from -10.94% to -11.76% .

The new tariff became effective on October 23, 2008.

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10.1.2.2) CPFL Santa Cruz and CPFL Jaguariúna Distributors

On February 3, 2009, ANEEL published in the Diário Oficial da União the definitive result of the second Periodic Tariff Revision (2008) for five CPFL group distributors, effective as of the same date. These were: CPFL Santa Cruz and the four CPFL Jaguariúna distributors, namely Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa).

As a result, the tariff repositioning was altered from -9.73% to -17.05% for CPFL Santa Cruz; from -2.69% to -3.22% for CPFL Leste Paulista; from -0.35% to -3.79% for CPFL Jaguari; from -2.98% to -4.73% for CPFL Sul Paulista; and from -8.40% to -10.41% for CPFL Mococa.

The changes were due to the incorporation of methodological improvements submitted to Public Hearing AP 52/2007. In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel with the second Tariff Revision cycle.

The variation in parcel B revenue, arising from the difference between the provisional percentage and the definitive one, will be corrected in the annual tariff adjustment of February 3, 2009.

The main reasons for the alterations were:

• CPFL Santa Cruz

Change in the criterion for calculating the full tariff for cooperatives and adjustments to Parcel B (operating costs, remuneration and depreciation).

• CPFL Jaguari

Change in the calculation criterion for the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim will be supplied by CPFL Paulista) and adjustments to Parcel B (mainly in the operating costs).

• CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa

Adjustments to Parcel B (operating costs, remuneration and depreciation).

10.1.2.3) CPFL Paulista and RGE

Aneel submitted to a Public Hearing, respectively in January 21 and 30, 2009, the proposal to update the second Periodic Tariff Revision indices of CPFL Paulista and RGE.

CPFL Paulista and RGE’s tariff revisions were announced in April 2008. However they were provisional in nature (-13.69% for CPFL Paulista and -5.37% for RGE), since Aneel had not yet approved the final version of its methodology for calculating the revisions.

The differences between the provisional result and the new numbers will be included in the next tariff adjustment of each company (as of April 8, 2009 for CPFL Paulista, and April 19, 2009, for RGE).

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10.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd

CPFL Jaguariúna
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

Approval of the Annual Tariff Adjustment Index

10.1.3.1) CPFL Piratininga

On October 21, 2008, Aneel, through Resolution No. 717, adjusted CPFL Piratininga’s electricity tariffs by 16.54%, 10.92% of which referred to the Tariff Adjustment per se and 5.62% to financial components outside the Annual Tariff Adjustment, totaling around R$ 126.6 million. The average impact on consumers will be 15.03%, considering that the percentage of financial components in the tariffs ratified by the 2007 Tariff Revision was 1.51% . The new tariffs became effective as of October 23, 2008, and remain in effect until October 22, 2009.

The IGP-M inflationary index accrued during the tariff period was 12.31% and the exchange rate adopted by Aneel was R$/US$ 2.0540.

10.1.3.2) CPFL Santa Cruz and CPFL Jaguariúna Distributors

On February 3, 2009, ANEEL published in the Diário Oficial da União the definitive result of the second Periodic Tariff Revision (2008) for five CPFL group distributors, effective as of the same date. These were: CPFL Santa Cruz and the four CPFL Jaguariúna distributors, namely Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa).

The IGP-M inflationary index accrued during the tariff period was 8.15% and the exchange rate adopted by Aneel was R$/US$ 2.3083.

The adjustments authorized by Aneel are presented per distributor in the following table:

Tariff Review Index (IRT)	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna

			CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa

Term >>>>>>	10/23/2008	02/03/2009	02/03/2009	02/03/2009	02/03/2009	02/03/2009

Economic IRT	10.92%	10.69%	10.58%	11.01%	11.80%	10.52%

Financial Components	5.62%	13.40%	2.36%	0.35%	-0.16%	0.66%

Total IRT	16.54%	24.09%	12.94%	11.36%	11.64%	11.18%

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10.2) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Thousands)
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	589,382	480,361	22.7%	2,089,908	1,881,337	11.1%
Net Operating Revenues	508,404	407,472	24.8%	1,787,160	1,612,421	10.8%

EBITDA	91,856	76,474	20.1%	304,931	356,575	-14.5%

NET INCOME	64,321	50,818	26.6%	217,501	241,315	-9.9%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

Operating Revenue

Gross operating revenue in 4Q08 increased by 22.7% (R$ 109 million) to R$ 589 million, while net operating revenue moved up by 24.8% (R$ 101 million) to R$ 508 million, mainly due to the increase in energy supply revenue from CPFL Brasil (R$ 99 million) and CPFL Jaguariúna (R$ 10 million).

Annual gross operating revenue grew by 11.1% (R$ 209 million) to R$ 2,090 million, while net operating revenue climbed by 10.8% (R$ 175 million) to R$ 1,787 million.

Revenue from Value Added Services (VAS)

In 2008, revenue from the value-added services (VAS) provided by CPFL Brasil and CPFL Serviços (a CPFL Jaguariúna subsidiary) increased by 67%, from R$ 42 million in 2007 to R$ 72 million.

EBITDA

EBITDA totaled R$ 92 million in 4Q08, an increase of 20.1% (R$ 15 million).

Annual EBITDA stood at R$ 305 million, down by 14.5% (R$ 52 million).

Net Income

In 4Q08, net income amounted to R$ 64 million, up by 26.6% (R$ 14 million).

In 2008, net income totaled R$ 218 million, a decrease of 9.9% (R$ 24 million).

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10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	232,353	194,168	19.7%	879,349	718,626	22.4%
Net Operating Revenues	216,875	177,022	22.5%	821,671	663,397	23.9%
Cost of Electric Power	(21,183)	(12,984)	63.1%	(81,588)	(32,236)	153.1%
Operating Costs & Expenses	(50,954)	(43,271)	17.8%	(187,644)	(157,363)	19.2%
EBIT	144,738	120,767	19.8%	552,439	473,798	16.6%

EBITDA	163,976	138,433	18.5%	628,147	545,289	15.2%

Financial Income (Expense)	(108,107)	(72,277)	49.6%	(305,371)	(225,975)	35.1%
Income Before Taxes	36,631	48,490	-24.5%	247,068	247,823	-0.3%

NET INCOME	60,184	68,808	-12.5%	235,684	280,712	-16.0%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

Operating Revenue

Gross operating revenue grew by 19.7% (R$ 38 million) to R$ 232 million in 4Q08.

Net operating revenue moved up by 22.5% (R$ 40 million) to R$ 217 million, chiefly due to the following factors:

(i) A R$ 20 million increase in revenue from the Ceran Complex, due to the operational startup of the Castro Alves Hydroelectric Plant in March 2008;

(ii) The purchase and sale of energy produced by Baesa, relative to its share. Since May 2008, this energy has been commercialized by CPFL Geração (R$ 8 million);

(iii) The sale of carbon credits (Ceran Complex), increasing revenue by R$ 6 million;

(iv) Supplies by Furnas resulting from the 7.75% monetary restatement of tariffs in the Serra da Mesa Hydroelectric Plant in January 2008 (R$ 6 million);

(v) An increase in CPFL Paulista’s supply revenue, due to the higher volume of energy generated by the small hydroelectric power plants (thanks to repowering investments), and the 9.1% tariff adjustment (R$ 10 million).

In 2008, gross operating revenue climbed by 22.4% (R$ 161 million) to R$ 879 million, while net operating revenue grew by 23.9% (R$ 158 million) to R$ 822 million.

Cost of Electric Power

The cost of electric power in 4Q08 increased by 63.1% (R$ 8 million) to R$ 21 million, chiefly due to the postponement of the operational start-up of the 14 de Julho Hydroelectric Plant (delay in power generation and an assumed commitment to deliver power already contracted), which forced the Ceran Complex to acquire energy.

Operating Costs and Expenses

Operating costs and expenses moved up by 17.8% (R$ 8 million) to R$ 51 million in 4Q08, due to the following factors:

• The 23.3% (R$ 6 million) increase in PMSO to R$ 30 million, primarily due to the 43.0% (R$ 2 million) upturn in personnel expenses and the 19.1% (R$ 2 million) rise in other operating costs and expenses from the start-up of the Castro Alves Hydroelectric Plant.

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• The 13.9% (R$ 2 million) increase in depreciation and amortization to R$ 17 million, also chiefly due to the Castro Alves start-up.

EBITDA

Based on the factors described above, 4Q08 EBITDA totaled R$ 164 million, up by 18.5% (R$ 26 million).

Annual EBITDA stood at R$ 628 million, a 15.2% (R$ 83 million) increase.

Financial Result

The 4Q08 financial result was a net expense of R$ 108 million, a 49.6% (R$ 36 million) increase over the R$ 72 million net expense recorded in 4Q07, thanks to:

• Financial Revenue: a decrease of 19.5% (R$ 3 million), from R$ 14 million in 4Q07 to R$ 11 million in 4Q08;

• Financial Expenses: an increase of 63.6% (R$ 33 million), from R$ 51 million in 4Q07 to R$ 84 million in 4Q08, chiefly due to:

(i) A R$ 26 million increase in the Monetary and Foreign Exchange Updates item, chiefly due to Enercan’s debts with the IDB and the BNDES indexed to the dollar and a currency basket, respectively, which moved up by 21% in 4Q08, versus a 3.5% decline in 4Q07 (R$ 33 million);

(ii) A R$ 9 million increase in Debt Charges, due to new funding and the increase in the debt indices (IGP-M, IGP-DI and CDI).

The increase in financial expenses was partially offset by the following factor:

(i) A R$ 3 million reduction in Banking Expenses mainly due to the elimination of the CPMF financial transaction tax.

Net Income

Net income in 4Q08 fell by 12.5% (R$ 9 million) to R$ 60 million.

Annual net income fell by 16.0% (R$ 45 million) to R$ 236 million, due to the 1Q07 recognition of the tax credit from the merger of Semesa into CPFL Geração, totaling R$ 40 million.

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Status of Generation Projects

14 de Julho Hydroelectric Plant (Ceran Complex)

The first turbine of the 14 de Julho Hydroelectric Plant, responsible for 93% of the facility’s assured energy (46.5 average-MW) and 50% (50 MW) of its installed capacity, began commercial operations on December 25, 2008. The second turbine is scheduled for start-up in 1Q09. CPFL Geração has a 65% share in the project, equivalent to an installed capacity and assured power of 65.0 MW and 32.5 average-MW, respectively.

Foz do Chapecó Hydroelectric Plant

Construction of the Foz do Chapecó Hydroelectric Plant is on schedule (60% of works completed: 20% of electromechanical assembly, 65% of construction, 52% of equipment supply). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

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11) ATTACHMENTS

11.1) Sales to the Captive Market per Distributor (in GWh)

CPFL Paulista
	4Q08	4Q07	Var.	2008	2007	Var.
Residential	1,711	1,575	8.6%	6,558	6,111	7.3%
Industrial	1,471	1,446	1.7%	5,661	5,557	1.9%
Commercial	1,061	1,000	6.1%	3,943	3,767	4.7%
Rural	278	310	-10.3%	929	1,060	-12.4%
Others	644	615	4.8%	2,453	2,371	3.4%

Total	5,165	4,946	4.4%	19,544	18,866	3.6%

CPFL Piratininga
	4Q08	4Q07	Var.	2008	2007	Var.
Residential	715	658	8.8%	2,840	2,644	7.4%
Industrial	790	753	4.9%	3,026	2,945	2.7%
Commercial	429	399	7.5%	1,644	1,550	6.0%
Rural	21	46	-53.2%	129	180	-28.1%
Others	206	174	18.3%	759	696	9.2%

Total	2,162	2,030	6.5%	8,398	8,015	4.8%

RGE
	4Q08	4Q07	Var.	2008	2007	Var.
Residential	426	403	5.5%	1,686	1,612	4.6%
Industrial	620	637	-2.7%	2,558	2,507	2.0%
Commercial	255	235	8.6%	1,006	935	7.5%
Rural	246	240	2.4%	1,026	955	7.5%
Others	229	220	3.9%	923	876	5.3%

Total	1,775	1,735	2.3%	7,198	6,886	4.5%

CPFL Santa Cruz
	4Q08	4Q07	Var.	2008	2007	Var.
Residential	68	64	5.7%	267	254	5.2%
Industrial	37	33	9.7%	148	129	14.6%
Commercial	34	32	8.3%	129	123	4.7%
Rural	21	48	-56.7%	112	180	-38.1%
Others	59	32	84.5%	182	125	45.7%

Total	218	209	4.3%	838	811	3.3%

CPFL Jaguariúna
	4Q08	4Q07	Var.	2008	2007	Var.
Residential	76	73	4.9%	298	289	3.1%
Industrial	134	134	0.2%	538	520	3.4%
Commercial	35	33	7.4%	132	125	5.8%
Rural	64	66	-1.8%	252	247	2.2%
Others	31	31	1.4%	125	122	2.5%

Total	341	335	1.6%	1,345	1,302	3.3%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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11.2) Financial Performance – Distributors

(Pro-forma, R$ thousands)

Income Statement Summary by Distribution Company (R$ Thousands)

CPFL PAULISTA
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	1,719,376	1,893,228	-9.2%	6,677,068	6,868,418	-2.8%
Net Operating Revenues	1,133,114	1,270,755	-10.8%	4,346,114	4,460,696	-2.6%
Cost of Electric Power	(753,647)	(641,650)	17.5%	(2,834,360)	(2,421,859)	17.0%
Operating Costs & Expenses	(153,807)	(302,602)	-49.2%	(585,078)	(744,089)	-21.4%
EBIT	225,660	326,503	-30.9%	926,676	1,294,748	-28.4%

EBITDA	245,111	358,217	-31.6%	1,010,052	1,419,139	-28.8%

Financial Income (Expense)	(32,320)	(30,657)	5.4%	(75,111)	(119,035)	-36.9%
Income Before Taxes	193,340	295,846	-34.6%	851,565	1,175,713	-27.6%

NET INCOME	143,025	211,134	-32.3%	590,316	817,967	-27.8%

CPFL PIRATININGA
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	777,288	782,651	-0.7%	2,907,277	3,174,524	-8.4%
Net Operating Revenues	516,957	519,136	-0.4%	1,924,134	1,976,945	-2.7%
Cost of Electric Power	(337,765)	(300,350)	12.5%	(1,311,102)	(1,152,047)	13.8%
Operating Costs & Expenses	(67,821)	(122,803)	-44.8%	(251,578)	(313,160)	-19.7%
EBIT	111,371	95,983	16.0%	361,454	511,738	-29.4%

EBITDA	122,482	107,963	13.4%	404,307	562,652	-28.1%

Financial Income (Expense)	(23,232)	(10,366)	124.1%	(51,257)	(43,687)	17.3%
Income Before Taxes	88,139	85,617	2.9%	310,197	468,051	-33.7%

NET INCOME	67,931	63,725	6.6%	221,988	323,088	-31.3%

RGE
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	634,979	598,854	6.0%	2,566,110	2,454,227	4.6%
Net Operating Revenues	400,739	402,406	-0.4%	1,668,686	1,612,047	3.5%
Cost of Electric Power	(276,958)	(262,268)	5.6%	(1,083,408)	(1,016,181)	6.6%
Operating Costs & Expenses	(84,094)	(88,688)	-5.2%	(303,500)	(296,701)	2.3%
EBIT	39,687	51,450	-22.9%	281,778	299,165	-5.8%

EBITDA	65,358	78,481	-16.7%	383,348	393,614	-2.6%

Financial Income (Expense)	(57,899)	(79,363)	-27.0%	(147,265)	(125,860)	17.0%
Income Before Taxes	(18,212)	(27,913)	-34.8%	134,513	173,305	-22.4%

NET INCOME	24,516	39,816	-38.4%	164,033	171,904	-4.6%

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Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL SANTA CRUZ
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	64,810	72,332	-10.4%	265,597	273,647	-2.9%
Net Operating Revenues	35,109	51,630	-32.0%	180,640	190,511	-5.2%
Cost of Electric Power	(18,720)	(24,777)	-24.4%	(96,201)	(99,517)	-3.3%
Operating Costs & Expenses	(10,255)	(13,043)	-21.4%	(44,528)	(49,557)	-10.1%
EBIT	6,134	13,810	-55.6%	39,911	41,437	-3.7%

EBITDA	7,225	16,222	-55.5%	47,305	50,957	-7.2%

Financial Income (Expense)	(2,262)	(3,315)	-31.8%	(3,762)	4,826	-178.0%
Income Before Taxes	3,872	10,495	-63.1%	36,149	46,263	-21.9%

NET INCOME	5,163	12,787	-59.6%	29,391	38,038	-22.7%

CPFL JAGUARIÚNA(2)
	4Q08	4Q07	Var.	2008	2007	Var.
Gross Operating Revenues	120,870	109,569	10.3%	414,447	215,865	92.0%
Net Operating Revenues	85,193	75,806	12.4%	279,396	148,678	87.9%
Cost of Electric Power	(61,108)	(42,342)	44.3%	(168,063)	(80,465)	108.9%
Operating Costs & Expenses	(13,884)	(12,980)	7.0%	(55,347)	(27,250)	103.1%
EBIT	10,201	20,484	-50.2%	55,986	40,963	36.7%

EBITDA	12,677	23,190	-45.3%	66,084	46,386	42.5%

Financial Income (Expense)	2,059	1,037	98.6%	4,548	2,223	104.6%
Income Before Taxes	12,260	21,521	-43.0%	60,534	43,186	40.2%

NET INCOME	7,713	13,674	-43.6%	39,762	28,108	41.5%

Notes:

(1) Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007;
(2) CPFL Jaguariúna = consolidated information of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

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11.3) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2008	12/31/2007

CURRENT ASSETS
Cash and Banks	737,847	1,106,308
Consumers, Concessionaries and Licensees	1,721,028	1,817,788
Financial Investments	38,249	35,039
Recoverable Taxes	174,294	181,754
Allowance for Doubtful Accounts	(82,462)	(95,639)
Prepaid Expenses	101,882	202,721
Deferred Taxes	220,144	168,485
Materials and Supplies	15,594	14,812
Deferred Tariff Cost Variations	638,229	532,449
Derivative Contracts	36,520	995
Other Credits	110,793	111,352

TOTAL CURRENT ASSETS	3,712,118	4,076,064

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	286,144	215,014
Judicial Deposits	599,973	498,044
Financial Investments	96,786	97,521
Recoverable Taxes	101,948	99,947
Prepaid Expenses	99,210	43,111
Deferred Taxes	1,132,736	1,166,208
Deferred Tariff Cost Variations	157,435	205,894
Derivative Contracts	396,875	-
Other Credits	221,330	231,820

	3,092,437	2,557,559
Permanent Assets
Investments	103,598	102,144
Property, Plant and Equipment	6,614,347	5,983,806
Intangible	2,700,136	2,855,925
Deferred Charges	20,536	22,503

	9,438,617	8,964,378

TOTAL NON-CURRENT ASSETS	12,531,054	11,521,937

TOTAL ASSETS	16,243,172	15,598,001

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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11.4) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2008	12/31/2007

LIABILITIES

CURRENT LIABILITIES
Suppliers	982,344	867,954
Accrued Interest on Debts	29,081	59,135
Accrued Interest on Debentures	102,112	71,524
Loans and Financing	523,167	862,156
Debentures	580,076	154,617
Employee Pension Plans	44,088	64,484
Regulatory Charges	94,054	68,696
Taxes and Social Contributions	464,339	604,102
Provision for Contingencies	15	765
Dividends and Interest on Equity	632,087	743,628
Accrued Liabilities	46,244	43,987
Deferred Tariff Gains Variations	165,871	230,038
Derivative Contracts	53,443	18,541
Other Accounts Payable	524,898	427,723

TOTAL CURRENT LIABILITIES	4,241,819	4,217,350

NON-CURRENT LIABILITIES
Suppliers	85,311	223
Accrued Interest on Debts	74,104	26,057
Loans and Financing	3,836,882	2,859,379
Debentures	2,026,890	2,208,472
Employee Pension Plans	508,194	656,040
Taxes and Social Contributions	6,445	16,529
Reserve for Contingencies	107,642	116,412
Deferred Tariff Gains Variations	40,779	68,389
Derivative Contracts	961	171,013
Other Accounts Payable	207,194	219,492

TOTAL NON-CURRENT LIABILITIES	6,894,402	6,342,006

NON-CONTROLLING SHAREHOLDERS' INTEREST	88,332	88,129

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	277,428	213,643
Retained Earnings/(Loss)	-	(4,318)

TOTAL SHAREHOLDERS' EQUITY	5,018,619	4,950,516

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,243,172	15,598,001

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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11.5) Income Statement – CPFL Energia

(R$ thousands)

Consolidated

	4Q08	4Q07	Variation	2008	2007	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,081,719	3,174,518	-2.92%	12,294,614	12,355,216	-0.49%
Eletricity Sales to Distributors	285,064	197,301	44.48%	948,339	682,942	38.86%
Other Operating Revenues	362,684	457,585	-20.74%	1,128,960	1,169,226	-3.44%

	3,729,467	3,829,404	-2.61%	14,371,913	14,207,384	1.16%

DEDUCTIONS FROM OPERATING REVENUES	(1,207,594)	(1,201,097)	0.54%	(4,666,105)	(4,797,849)	-2.75%

NET OPERATING REVENUES	2,521,873	2,628,307	-4.05%	9,705,808	9,409,535	3.15%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,189,557)	(1,145,472)	3.85%	(4,787,672)	(4,052,280)	18.15%

Eletricity Network Usage Charges	(305,826)	(174,635)	75.12%	(903,788)	(702,781)	28.60%

	(1,495,383)	(1,320,107)	13.28%	(5,691,460)	(4,755,061)	19.69%

OPERATING COSTS AND EXPENSES
Personnel	(132,733)	(120,892)	9.79%	(509,427)	(434,046)	17.37%
Material	(19,185)	(21,230)	-9.63%	(64,173)	(59,409)	8.02%
Outsourced Services	(103,407)	(103,185)	0.22%	(361,880)	(348,000)	3.99%
Other Operating Costs/Expenses	(69,294)	(279,449)	-75.20%	(261,334)	(462,938)	-43.55%
Employee Pension Plans	21,035	8,914	135.98%	84,151	45,973	83.04%
Depreciation and Amortization	(91,918)	(95,585)	-3.84%	(373,636)	(372,492)	0.31%
Merged Goodwill Amortization	(48,006)	(44,887)	6.95%	(192,029)	(176,306)	8.92%

	(443,508)	(656,314)	-32.42%	(1,678,328)	(1,807,218)	-7.13%

EBITDA	699,356	780,994	-10.45%	2,807,765	3,344,888	-16.06%

EBIT	582,982	651,886	-10.57%	2,336,020	2,847,256	-17.96%

FINANCIAL INCOME (EXPENSE)
Financial Income	137,562	102,317	34.45%	462,534	380,013	21.72%
Financial Expenses	(270,265)	(196,139)	37.79%	(876,855)	(754,719)	16.18%
Interest on Equity	-	(141)	(1)	-	(141)	(1)

	(132,703)	(93,963)	41.23%	(414,321)	(374,847)	10.53%

INCOME BEFORE TAXES ON INCOME	450,279	557,923	-19.29%	1,921,699	2,472,409	-22.27%

Social Contribution	(31,146)	(54,364)	-42.71%	(168,957)	(232,104)	-27.21%
Income Tax	(81,093)	(131,337)	-38.26%	(467,281)	(594,525)	-21.40%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	338,040	372,222	-9.18%	1,285,461	1,645,779	-21.89%

Non-Controlling Shareholders' Interest	(2,515)	(2,450)	2.65%	(9,769)	(5,194)	88.08%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	141	(1)	-	141	(1)

NET INCOME	335,525	369,913	-9.30%	1,275,692	1,640,727	-22.25%

EARNINGS PER SHARE (R$)	0.70	0.77	-9.30%	2.66	3.42	-22.25%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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11.6) Income Statement – Consolidated Distribution Segment (Pro-forma, R$ thousands)

Consolidated

	4Q08	4Q07	Variation	2008	2007	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,930,343	3,021,122	-3.00%	11,655,705	11,810,914	-1.31%
Eletricity Sales to Distributors	40,681	19,445	109.21%	122,157	66,903	82.59%
Other Operating Revenues	343,721	413,497	-16.87%	1,042,177	1,101,730	-5.41%

	3,314,745	3,454,064	-4.03%	12,820,039	12,979,547	-1.23%

DEDUCTIONS FROM OPERATING REVENUES	(1,146,117)	(1,136,814)	0.82%	(4,431,158)	(4,597,449)	-3.62%

NET OPERATING REVENUES	2,168,628	2,317,250	-6.41%	8,388,881	8,382,098	0.08%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,147,828)	(1,100,549)	4.30%	(4,608,704)	(4,083,627)	12.86%

Eletricity Network Usage Charges	(298,809)	(169,066)	76.74%	(877,982)	(682,996)	28.55%

	(1,446,637)	(1,269,615)	13.94%	(5,486,686)	(4,766,623)	15.11%

OPERATING COSTS AND EXPENSES
Personnel	(115,210)	(108,603)	6.08%	(447,779)	(391,373)	14.41%
Material	(15,737)	(17,944)	-12.30%	(54,162)	(51,758)	4.64%
Outsourced Services	(86,211)	(81,002)	6.43%	(304,583)	(282,794)	7.70%
Other Operating Costs/Expenses	(51,980)	(256,013)	-79.70%	(184,575)	(416,802)	-55.72%
Employee Pension Plans	20,582	8,914	130.90%	82,326	45,973	79.07%
Depreciation and Amortization	(74,715)	(80,132)	-6.76%	(304,932)	(312,169)	-2.32%
Merged Goodwill Amortization	(5,667)	(4,625)	22.53%	(22,685)	(18,501)	22.61%

	(328,938)	(539,405)	-39.02%	(1,236,390)	(1,427,424)	-13.38%

EBITDA	452,853	583,975	-22.45%	1,911,096	2,472,331	-22.70%

EBIT	393,053	508,230	-22.66%	1,665,805	2,188,051	-23.87%

FINANCIAL INCOME (EXPENSE)
Financial Income	117,095	87,481	33.85%	397,093	323,259	22.84%
Financial Expenses	(168,327)	(123,428)	36.38%	(544,438)	(483,837)	12.53%
Interest on Equity	(62,422)	(86,717)	(0)	(125,502)	(120,955)	3.76%

	(113,654)	(122,664)	-7.35%	(272,847)	(281,533)	-3.09%

INCOME BEFORE TAXES ON INCOME	279,399	385,566	-27.54%	1,392,958	1,906,518	-26.94%

Social Contribution	(25,578)	(36,937)	-30.75%	(126,203)	(172,441)	-26.81%
Income Tax	(67,895)	(94,210)	-27.93%	(346,767)	(475,927)	-27.14%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	185,926	254,419	-26.92%	919,988	1,258,150	-26.88%

Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Non-Controlling Shareholders' Interest	-	(98)	-100.00%	-	(417)	-100.00%
Reversal of Interest on Equity	62,422	86,717	(0)	125,502	120,955	3.76%

NET INCOME	248,348	341,038	-27.18%	1,045,490	1,378,688	-24.17%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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11.7) Income Statement – Consolidated Generation Segment
(Pro-forma, R$ thousands)

Consolidated

	4Q08	4Q07	Variation	2008	2007	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	895	787	13.72%	3,724	3,438	8.32%
Eletricity Sales to Distributors	231,114	163,923	40.99%	852,420	681,260	25.12%
Other Operating Revenues	344	29,458	-98.83%	23,205	33,928	-31.61%

	232,353	194,168	19.67%	879,349	718,626	22.37%

DEDUCTIONS FROM OPERATING REVENUES	(15,478)	(17,146)	-9.73%	(57,678)	(55,229)	4.43%

NET OPERATING REVENUES	216,875	177,022	22.51%	821,671	663,397	23.86%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(12,527)	(5,770)	117.11%	(49,682)	(7,608)	553.02%

Eletricity Network Usage Charges	(8,656)	(7,214)	19.99%	(31,906)	(24,628)	29.55%

	(21,183)	(12,984)	63.15%	(81,588)	(32,236)	153.10%

OPERATING COSTS AND EXPENSES
Personnel	(7,710)	(5,390)	43.04%	(26,158)	(21,367)	22.42%
Material	(757)	(507)	49.31%	(2,306)	(2,039)	13.09%
Outsourced Services	(7,891)	(6,959)	13.39%	(28,115)	(28,457)	-1.20%
Other Operating Costs/Expenses	(14,009)	(11,767)	19.05%	(50,277)	(32,063)	56.81%
Employee Pension Plans	445	-	0.00%	1,786	-	0.00%
Depreciation and Amortization	(16,998)	(14,928)	13.87%	(66,439)	(58,641)	13.30%
Merged Goodwill Amortization	(4,034)	(3,720)	8.44%	(16,135)	(14,796)	9.05%

	(50,954)	(43,271)	17.76%	(187,644)	(157,363)	19.24%

EBITDA	163,976	138,433	18.45%	628,147	545,289	15.20%

EBIT	144,738	120,767	19.85%	552,439	473,798	16.60%

FINANCIAL INCOME (EXPENSE)
Financial Income	11,199	13,915	-19.52%	25,945	24,596	5.48%
Financial Expenses	(84,034)	(51,363)	63.61%	(260,784)	(179,516)	45.27%
Interest on Equity	(35,272)	(34,829)	0.01	(70,532)	(71,055)	-0.74%

	(108,107)	(72,277)	49.57%	(305,371)	(225,975)	35.13%

INCOME BEFORE TAXES ON INCOME	36,631	48,490	-24.46%	247,068	247,823	-0.30%

Social Contribution	(2,819)	(3,779)	-25.41%	(20,334)	(20,441)	-0.53%
Income Tax	(7,551)	(9,749)	-22.55%	(56,502)	(15,778)	258.10%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	26,261	34,961	-24.88%	170,232	211,603	-19.55%

Non-Controlling Shareholders' Interest	(1,349)	(982)	37.37%	(5,080)	(1,946)	161.05%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	35,272	34,829	0.01	70,532	71,055	-0.74%

NET INCOME	60,184	68,808	-12.53%	235,684	280,712	-16.04%

Note: Financial information on CPFL Jaguariúna is considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.